                                                                 File No. 69-78
                                                                          -----
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              MINNESOTA POWER, INC.
                              ---------------------
                                (Name of company)

hereby files with the Securities Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------

Minnesota Power, Inc. <F1>                  Minnesota           Duluth, MN             Electric Utility

Superior Water, Light and Power             Wisconsin           Superior, WI           Electric, Gas and
   Company <F2>                                                                         Water Utility

Energy Land, Incorporated <F2><F3><F4>      Wisconsin           Duluth, MN             Inactive

MP Investments, Inc. <F2><F3>               Delaware            Duluth, MN             Investments

Capital Re Corporation <F5>                 Delaware            New York, NY           Financial Guaranty
                                                                                        Reinsurance and
                                                                                        Specialty Insurance

RendField Land Company, Inc. <F2><F3><F4>   Minnesota           Duluth, MN             Land Holding

UtilEquip, Incorporated <F3><F4><F6>        Minnesota           Duluth, MN             Inactive

Lakeview Financial Corporation I            Minnesota           Duluth, MN             Inactive
   <F2><F3><F4>

Lakeview Financial Corporation II           Minnesota           Duluth, MN             Inactive
   <F2><F3><F4>

MP&L Capital I <F2><F3>                     Minnesota           Duluth, MN             Trust

PCUC Acquisition Sub, Inc. <F2><F3><F4>     Minnesota           Duluth, MN             Inactive

Minnesota Power Enterprises,                Minnesota           Duluth, MN             Product and Marketing
   Inc. <F2>                                                                            Coordination

BNI Coal, Ltd. <F7>                         North Dakota        Bismarck, ND           Coal Mining

MP Affiliate Resources, Inc. <F3><F4><F7>   Minnesota           Duluth, MN             Administrative
                                                                                        Operations

                                      -1-

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------
Minnesota Power Telecom,                    Minnesota           Duluth, MN             Telecommunications
   Inc. <F3><F4><F7>

Rainy River Energy Corporation <F3><F4><F7> Minnesota           Duluth, MN             Contract Services

Synertec, Incorporated <F3><F4><F7>         Minnesota           Duluth, MN             Contract Services

Upper Minnesota Properties,                 Minnesota           Duluth, MN             Affordable Housing
   Inc. <F3><F4><F7>                                                                    Projects and Economic
                                                                                        Development

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Affordable Housing
   Meadowlands, Inc. <F3><F4><F8><F9>                                                   Project

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Affordable Housing
   Irving, Inc. <F3><F4><F8>                                                            Project

Upper Minnesota Properties-                 Minnesota           Duluth, MN             Economic Development
   Development, Inc. <F3><F4><F8><F10>

Minnesota Power Services Group,             Minnesota           Duluth, MN             Product Development
   Inc. <F3><F4><F7>

Electric Outlet, Inc. <F3><F4><F11>         Minnesota           Duluth, MN             Retailer

MP Water Resources Group,                   Minnesota           Orlando, FL            Water and Wastewater
   Inc. <F2>

Heater Utilities, Inc. <F12><F13>           South Carolina      Cary, NC               Water and Wastewater
                                                                                        Treatment Utility

LaGrange Waterworks Corporation             North Carolina      Fayetteville, NC       Water Utility
   <F3><F4><F14>

Brookwood Water Corporation <F3><F4><F14>   North Carolina      Fayetteville, NC       Water Utility

Upstate Heater Utilities, Inc.              South Carolina      Anderson, SC           Water Utility - Sold
   <F3><F4><F14><F31>

Florida Water Services                      Florida             Orlando, FL            Water and Wastewater
   Corporation <F12>                                                                    Treatment Utility

Florida Gas Services Corporation            Florida             Orlando, FL            Inactive
   <F3><F4><F12>

U.S. Maintenance and Management             Florida             Orlando, FL            Full Maintenance
   Services Corporation <F3><F4><F12>                                                   Services

Vibration Correction Services, Inc.         Minnesota           Duluth, MN             Predictive Maintenance
   <F3><F4><F12>                                                                        Services

Americas' Water Services                    Florida             Chicago, IL            Contract Operations
   Corporation <F3><F4><F12>                                                            Services

Florida Water Consumer Products             Florida             Orlando, FL            Inactive
   Corporation <F3><F4><F12>

                                      -2-
                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------
Instrumentation Services, Inc.              Florida             Orlando, FL            Predictive Maintenance
   <F3><F4><F12>                                                                        Services

Predictive Maintenance and                  North Carolina      Orlando, FL            Inactive
   Operational Services, Inc. <F3><F4><F15>

MP Real Estate Holdings, Inc. <F2>          Minnesota           Lehigh Acres, FL       Real Estate

Lehigh Acquisition Corporation <F16>        Delaware            Lehigh Acres, FL       Subdivider, Developer

Interlachen Lakes Estates, Inc.             Florida             Interlachen, FL        Subdivider, Developer
   <F3><F4><F17>

Sundowner Properties, Inc. <F3><F4><F17>    Pennsylvania        Williston, FL          Subdivider, Developer

SRC of Florida, Inc. <F3><F4><F17>          Florida             Lehigh Acres, FL       Subdivider, Developer

Lehigh Corporation <F17><F19>               Florida             Lehigh Acres, FL       Subdivider, Developer

Lehigh Land & Investment, Inc.              Florida             Lehigh Acres, FL       Inactive
   <F3><F4><F18>

Cliffside Properties, Inc. <F3><F4><F18>    California          Lehigh Acres, FL       Inactive

Palm Coast Holdings, Inc. <F18>             Florida             Palm Coast, FL         Subdivider, Developer

Sugarmill Woods Communities, Inc.           Florida             Homosassa, FL          Subdivider, Developer
   <F3><F4><F18>

Enterprise Lehigh, Inc. <F3><F4><F18>       Florida             Lehigh Acres, FL       Subdivider, Developer

MP Automotive Services, Inc. <F2><F20>      Minnesota           Duluth, MN             Automotive Services

ADESA Southern Indiana, Inc. <F3><F4><F21>  Indiana             Columbus, IN           Vehicle Auction

ADESA Corporation <F21><F23>                Indiana             Indianapolis, IN       Vehicle Auction -
                                                                                        Corporate Operation

ADESA Ark-La-Tex, Inc.<F3><F4><F22><F24>    Louisiana           Shreveport, LA         Vehicle Auction

ADESA Birmingham, Inc. <F4><F22>            Alabama             Moody, AL              Vehicle Auction

ADESA Charlotte, Inc. <F3><F4><F22>         North Carolina      Charlotte, NC          Vehicle Auction

ADESA Houston, Inc. <F3><F4><F22>           Texas               Houston, TX            Vehicle Auction

ADESA Lansing, Inc. <F3><F4><F22>           Michigan            Dimondale, MI          Vehicle Auction

ADESA Lexington, Inc. <F4><F22>             Kentucky            Lexington, KY          Vehicle Auction

ADESA New Jersey, Inc. <F3><F22>            New Jersey          Manville, NJ           Vehicle Auction

ADESA Ohio, Inc. <F4><F22>                  Ohio                Northfield, OH         Vehicle Auction
                                                                Franklin, OH

ADESA Pennsylvania, Inc.                    Pennsylvania        Mercer, PA             Vehicle Auction
   <F3><F4><F22>

                                      -3-

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------
ADESA Sacramento, Inc. <F3><F4><F22>        California          Sacramento, CA         Vehicle Auction

ADESA San Antonio, Inc. <F3><F4><F22>       Texas               San Antonio, TX        Vehicle Auction

ADESA St. Louis, Inc. <F3><F4><F22>         Missouri            Barnhart, MO           Vehicle Auction

ADESA Texas, Inc. <F22>                     Texas               Austin, TX             Vehicle Auction
                                                                Mesquite, TX

ADESA Wisconsin, Inc. <F3><F4><F22>         Wisconsin           Portage, WI            Vehicle Auction

Auto Dealers Exchange of                    Massachusetts       Framingham, MA         Vehicle Auction
   Concord, Inc. <F4><F22>

Auto Dealers Exchange of                    Tennessee           Memphis, TN            Vehicle Auction
   Memphis, Inc. <F3><F4><F22>

A.D.E. of Knoxville, Inc. <F3><F4><F22>     Tennessee           Lenoir City, TN        Vehicle Auction

Greater Buffalo Auto Auction, Inc.          New York            Akron, NY              Vehicle Auction
   <F4><F22>

ADESA Funding Corporation <F3><F4><F22>     Indiana             Indianapolis, IN       Inactive

Auto Banc Corporation <F3><F4><F22>         New Jersey          Manville, NJ           Wholesale Vehicle
                                                                                        Redistributor

A.D.E. Management Company <F3><F4><F22>     Indiana             Indianapolis, IN       Vehicle Auction
                                                                                        Management Company

A.D.E. of Jacksonville, Inc. <F3><F4><F26>  Florida             Jacksonville, FL       Vehicle Auction

ADESA Indianapolis, Inc. <F3><F4><F22><F27> Indiana             Plainfield, IN         Vehicle Auction

Great Rigs Incorporated <F3><F4><F23><F27>  Indiana             Moody, AL              Vehicle Transport

Automotive Finance Corporation <F22>        Indiana             Indianapolis, IN       Financial Services

AFC Funding Corporation <F25>               Indiana             Indianapolis, IN       Financial Services

Automotive Floorplan Corporation <F25>      Indiana             Indianapolis, IN       Financial Services

ADESA Properties, Inc. <F3><F4><F22>        Delaware            Wilmington, DE         Financial Services

PAR, Inc. <F3><F4><F22>                     Indiana             Indianapolis, IN       Vehicle Remarketing

ADESA Canada, Inc. <F22><F29>               Quebec              Vars, Ontario,         Vehicle Auction
                                                                Canada                  Corporate Operations

ADESA Montreal, Inc. <F4><F28>              Quebec              St. Eustache,          Vehicle Auction
                                                                Quebec, Canada

3095-1115 Quebec Inc. <F3><F4><F28>         Quebec              St. Eustache,          Inactive
                                                                Quebec, Canada

                                      -4-

                                            State of
Name                                        Organization        Location               Nature of Business
----                                        ------------        --------               ------------------
ADESA Halifax, Inc. <F3><F4><F28>           Nova Scotia         Halifax,               Vehicle Auction
                                                                Nova Scotia,
                                                                Canada

Professional Auto Remarketing               Ontario             Vars, Ontario,         Vehicle Remarketing
   Canada, Inc. <F3><F4><F28>                                   Canada

ADESA Moncton, Inc.  <F3><F4><F28>          New Brunswick       Moncton,               Vehicle Auction
                                                                New Brunswick,
                                                                Canada

ADESA Ottawa, Inc.  <F3><F4><F28>           Ontario             Vars, Ontario,         Vehicle Auction
                                                                Canada

ADESA Remarketing Services, Inc.            Ontario             Vars, Ontario,         Vehicle Remarketing
    <F3><F4><F30>                                               Canada


Footnotes
   <F1>    Formerly Minnesota Power & Light Company.

   <F2>    Subsidiary of Minnesota Power, Inc.

   <F3>    Contributed less than 1 percent of consolidated net income for the year ended December 31, 1998.

   <F4>    Consisted of less than 1 percent of consolidated assets at
           December 31, 1998.

   <F5>    MP Investments, Inc. has a 21 percent ownership interest in Capital
           Re Corporation (Capital Re). Capital Re is an investment accounted for by the equity method.

   <F6>    Subsidiary of RendField Land Company, Inc.

   <F7>    Subsidiary of Minnesota Power Enterprises, Inc.

   <F8>    Subsidiary of Upper Minnesota Properties, Inc.

   <F9>    Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.

   <F10>   Upper Minnesota Properties-Development, Inc. is a 50 percent partner in Blackwater Properties, LLP.

   <F11>   Subsidiary of Minnesota Power Services Group, Inc.

   <F12>   Subsidiary of MP Water Resources Group, Inc.

   <F13>   Heater Utilities, Inc. is, at the request of the North Carolina
           Utilities Commission, the emergency operator of Scotsdale Water and Sewer, Inc. and Mobile Hills Estates. Both are small water utilities in North Carolina.

   <F14>   Subsidiary of Heater Utilities, Inc.

   <F15>   Subsidiary of Instrumentation Services, Inc.

   <F16>   MP Real Estate Holdings, Inc. owns 80 percent of Lehigh Acquisition
           Corporation.

   <F17>   Subsidiary of Lehigh Acquisition Corporation.

                                      -5-

   <F18>   Subsidiary of Lehigh Corporation.

   <F19>   Lehigh Corporation owns 100 percent of J.W. Ford, Inc., an investment accounted for under the equity method.

   <F20>   MP Automotive Services, Inc. owns 80 percent of ADESA Southern
           Indiana, Inc.

   <F21>   Subsidiary of MP Automotive Services, Inc.

   <F22>   Subsidiary of ADESA Corporation.

   <F23>   ADESA Corporation owns 51 percent of ADESA South Florida, L.L.C.
           which is an automobile auction in Opa-Locka, FL; and 95 percent of Great Rigs Incorporated.

   <F24>   ADESA Ark-La-Tex, Inc. owns 100 percent of ADESA Ark-La-Tex, L.L.C.
           which is the auction business in Shreveport, LA.

   <F25>   Subsidiary of Automotive Finance Corporation.

   <F26>   Subsidiary of A.D.E. Management Company.

   <F27>   ADESA Indianapolis, Inc. owns 5 percent of Great Rigs Incorporated.

   <F28>   Subsidiary of ADESA Canada, Inc.

   <F29>   ADESA Canada, Inc. owns 20 percent of Impact Auto Auctions Ltd.

   <F30>   Subsidiary of ADESA Ottawa, Inc.

   <F31>   Sold in 1998.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - Minnesota Power, Inc.

         Reference is made to Annual Report Form 10-K (File No. 1-3548), filed by the claimant with the Commission on March 25, 1998, for the fiscal year ended December 31, 1997, particularly pages 20 through 22, which is hereby incorporated by reference in this statement.

Subsidiary - Superior Water, Light and Power Company

         Same reference as under claimant.


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                             Electricity             Gas

Minnesota Power, Inc.                       8,869,800,849           None

Superior Water, Light and Power Company      550,881,933         25,262,019

         (b)  Number  of  kWh  of  electric   energy  and  Mcf.  of  natural  or
manufactured gas distributed at retail outside the State in which each such company is organized.

None

         (c)  Number  of  kWh  of  electric   energy  and  Mcf.  of  natural  or
manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                            Electricity             Gas

Minnesota Power, Inc.                      2,218,536,385           None

Superior Water, Light and Power Company        None                None

         (d)  Number  of  kWh  of  electric   energy  and  Mcf.  of  natural  or
manufactured gas purchased outside the State in which each company is organized or at the State line.

                                               Electricity          Gas

Minnesota Power, Inc.                         5,296,714,622        None

Superior Water, Light and Power Company        568,475,385         None


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

Not applicable to Minnesota Power, Inc.

                                    Exhibits

[This Exhibit A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

Exhibit B is the Financial Data Schedules.

Exhibit C is not applicable to Minnesota Power, Inc.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 9th day of February 1999.



                                                    MINNESOTA POWER, INC.
                                             -----------------------------------
                                                     (Name of Claimant)



                                          By           D.G. Gartzke
                                             -----------------------------------
                                                   Senior Vice President -
                                             Finance and Chief Financial Officer
[CORPORATE SEAL]

Attest:


           Mark A. Schober
-----------------------------------
              Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

 David G. Gartzke    Senior Vice President - Finance and Chief Financial Officer
 ----------------    -----------------------------------------------------------
      (Name)                               (Title)



                              Minnesota Power, Inc.
                             30 West Superior Street
                             Duluth, Minnesota 55802
                             -----------------------
                                    (Address)